225 Liberty Street New York, NY 10286

Via EDGAR[1]

August 5, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stephanie L. Sullivan, Senior Assistant Chief Accountant

                 Office of Financial Services

Re:	The Bank of New York Mellon Corporation
Form 10-K for the Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed May 10, 2016
File No. 001-35651

Dear Ms. Sullivan:

This letter is submitted on behalf of The Bank of New York Mellon Corporation (“BNY Mellon” or the “Company”) in response to the letter dated July 22, 2016 (the “July Letter”) from the staff of the Office of Financial Services in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to BNY Mellon’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Annual Report”) and Quarterly Report on Form 10-Q for the period ended March 31, 2016 (the “10-Q”), and other matters referenced in the July Letter.

For your convenience, the text of the Staff’s comments is set forth in bold followed by BNY Mellon’s responses.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Capital Adequacy, page 36

1.	We note your disclosure on page 36 that BNY Mellon N.A. was not “well capitalized” as of December 31, 2015 because its total capital ratio was 9.89%, which was below

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Certain confidential portions of this letter were omitted by redaction. The word “[Redacted]” has been inserted in place of the portion so omitted. Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83.

the 10% “well capitalized” threshold. However, we note your disclosure on pages 58 and 83 of the Form 10-K for the year ended December 31, 2015 that BNY Mellon and all of its bank subsidiaries were “well capitalized” based on the ratios and rules applicable to them. In view of this change in your capital adequacy disclosure, please tell us:

•	How you concluded that you did not need to amend your 10-K disclosure. In doing so, please describe any significant regulatory or contractual impacts that occurred, or could have occurred, as a result of your bank subsidiary not meeting the “well capitalized” criteria.

In light of our discovery of the lack of “well capitalized” status as of December 31, 2015 of BNY Mellon, National Association, our wholly-owned subsidiary (“BNY Mellon, N.A.”), we reviewed the relevant disclosure provided on pages 58 and 83 of our 2015 Annual Report. We determined that the disclosure on page 58 that “[a]s of December 31, 2015…our bank subsidiaries were considered “well capitalized,”” as well as similar disclosure on page 83, contained a misstatement. We then considered whether the misstatement was material and concluded it was not.

In our assessment of materiality, we considered whether there was a substantial likelihood that a reasonable investor would consider the misstated “well capitalized” status as important. We determined that there was not [Redacted].

We also considered the factors set forth in Staff Accounting Bulletin No. 99 [Redacted].

As a result of our assessment that the misstatement was not material, we concluded that an amendment to our 2015 Annual Report was not required, however, we provided disclosure on BNY Mellon N.A.’s capital status in the 10-Q to correct the misstatement.

•	How you determined you needed to change your capital adequacy disclosure, including who identified the need for change and when it was identified.

In mid-March 2016, BNY Mellon, N.A.’s lack of “well capitalized” status as of December 31, 2015 was identified [Redacted]. We immediately reviewed our disclosure in our filings with the Commission and determined that BNY Mellon, N.A.’s status as of December 31, 2015 was misstated in our 2015 Annual Report. After assessing the misstatement as not material, as described in the first bullet point above, we determined to correct the disclosure regarding BNY Mellon, N.A.’s December 31, 2015 capital status in the 10-Q.

•	Whether there have been any changes in your procedures that resulted from the facts and circumstances surrounding the changes in your capital adequacy disclosure.

As a result of our discovery of BNY Mellon, N.A.’s lack of “well capitalized” status as of December 31, 2015, we have enhanced the oversight and procedures related to monitoring and reporting subsidiary regulatory capital levels, including an improved management process concerning BNY Mellon, N.A.’s regulatory capital, and enhanced procedures comparing BNY Mellon, N.A.’s actual results to the well-capitalized threshold.

•	What consideration you gave to changing your disclosure controls and procedures disclosure as a result of the facts and circumstances surrounding the changes in your capital adequacy disclosure.

In light of the misstatement, we considered whether our disclosure regarding the effectiveness of our disclosure controls and procedures as of December 31, 2015 was accurate. We reviewed the control deficiencies identified related to this matter (which relate to the BNY Mellon N.A. capital planning and regulatory reporting processes discussed in the previous bullet) and considered not only the actual misstatement, but also what could have occurred. We determined that the control deficiencies were sufficiently isolated such that they did not impact the effectiveness of the disclosure controls and procedures over the capital-related disclosures for BNY Mellon and The Bank of New York Mellon (our largest bank subsidiary). In addition, we reviewed, among other things, our determination that the misstatement was not material to BNY Mellon, the relative impact of BNY Mellon, N.A. to BNY Mellon on a consolidated basis, and noted that BNY Mellon, N.A.’s capital status was not required to be disclosed. Based on this analysis, we affirmed our conclusion that our disclosure controls and procedures were effective as of December 31, 2015. We have also considered the changes in controls and procedures we have made and determined that based on the same materiality discussion herein that they were not significant enough to warrant disclosure in our discussion of disclosure controls and procedures.

•	What consideration you gave to expanding your risk factor disclosure as a result of the facts and circumstances surrounding the changes in your capital adequacy disclosure.

We believe the risk factors in the 2015 Annual Report appropriately reflect the risks relating to a failure to satisfy regulatory standards, including “well capitalized” status. However, we intend to include a reference to BNY Mellon, N.A.’s drop below the “well capitalized” threshold in our risk factors in our Annual Report on Form 10-K for the year ended December 31, 2016. Annex A, attached hereto, sets forth a draft of our risk factor addressing the failure to satisfy regulatory standards, marked to show the changes compared to the version of such section contained in the 2015 Annual Report, allowing that the actual language used in our 2016 Annual Report may not compare precisely with the language set forth in Annex A as the related facts and circumstances may change.

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1901 or Kathleen McCabe at (212) 635-6601.

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name:	Thomas P. Gibbons
Title:	Chief Financial Officer

cc:	Joshua Dilk, Staff Attorney
Erin Martin, Special Counsel
Lory Empie, Staff Accountant

Annex A

Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally, could result in limitations on our activities and adversely affect our business and financial condition.

Under regulatory capital adequacy rules and other regulatory requirements, BNY Mellon and our subsidiary banks must meet thresholds that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. As discussed under “Supervision and Regulation” in this Annual Report, BNY Mellon is registered with the Federal Reserve as a BHC and an FHC. An FHC’s ability to maintain its status as an FHC is dependent upon a number of factors, including its U.S. bank subsidiaries’ qualifying on an ongoing basis as “well capitalized” and “well managed” under the banking agencies’ prompt corrective action regulations and upon it qualifying on an ongoing basis as “well capitalized” and “well managed” under applicable Federal Reserve regulations. Failure by an FHC or one of its U.S. bank subsidiaries to qualify as “well capitalized” and “well managed”, if unremedied over a period of time, would cause it to lose its status as an FHC and could affect the confidence of clients in it, compromising its competitive position. Additionally, an FHC that does not continue to meet all the requirements for FHC status could lose the ability to undertake new activities or make acquisitions that are not generally permissible for BHCs without FHC status or to continue such activities. Our U.S. bank subsidiaries are also subject to regulatory capital requirements and the failure by one of our bank subsidiaries to maintain its status as “well capitalized” could lead to, among other things, higher FDIC assessments and could have reputational and associated business consequences. For example, as of December 31, 2015, one of our bank subsidiaries, BNY Mellon, N.A., was not “well capitalized” under U.S. regulatory standards, because its Total capital ratio was 9.89%, which was below the 10% “well capitalized” threshold. Shortly after this issue was discovered, the Parent contributed capital that raised BNY Mellon, N.A.’s Total capital ratio above the well-capitalized threshold. While there were no material impacts to either BNY Mellon, N.A. or BNY Mellon arising out of this isolated event, following this event we can provide no assurances that a similar event occurring in the future would produce similar results. Moreover, the occurrence of a more significant decline by BNY Mellon or one of our U.S. bank subsidiaries or failure to maintain status as “adequately capitalized” would lead to regulatory sanctions and limitations and could lead the federal banking agencies to take “prompt corrective action.”

If our company or our subsidiary banks failed to meet the minimum capital rules and other regulatory requirements, we may not be able to deploy capital in the operation of our business or distribute capital to stockholders, which may adversely affect our business. If we are not able to meet the additional, more stringent, capital adequacy standards that were recently promulgated, we may not remain “well capitalized.” See

“Supervision and Regulation” and the “Liquidity and dividends” and “Capital—Capital adequacy” sections in the MD&A—Results of Operations section in this Annual Report.

BNY Mellon and its domestic subsidiary banks must generally maintain an LCR at least equal to 100% on a fully phased-in basis in 2017 (and 90% in 2016) to satisfy regulatory minimums. However, under certain circumstances it may be necessary for a banking organization’s LCR to fall below these thresholds to fund unanticipated liquidity needs. We must notify our primary banking regulator on any day when our LCR falls below the regulatory threshold, and provide a plan for achieving LCR compliance if our LCR is below the regulatory threshold for three consecutive business days, or if our regulator determines an instance of material noncompliance with the LCR. Failure to comply with the LCR requirements may result in supervisory or enforcement actions.

Failure to meet current or future capital or liquidity requirements, including those imposed by the U.S. capital rules, the LCR, or by regulators in implementing other portions of the Basel III framework, could materially adversely affect our financial condition. The current regulatory environment is fluid, with requirements frequently being introduced and amended. Compliance with the regulatory capital and liquidity requirements may impact our ability to return capital to shareholders and may impact our operations by requiring us to liquidate assets, increase borrowings, issue additional equity or other securities, or cease or alter certain operations, which may adversely affect our results of operations.

Although we expect to continue to satisfy our regulatory capital and liquidity requirements, there can be no assurances that we will not need to hold significantly more regulatory capital and liquid assets than we currently estimate in order to satisfy applicable standards. An inability to meet regulatory expectations regarding these matters may also negatively impact the assessment of BNY Mellon and its U.S. banking subsidiaries by U.S. banking regulators and our ability to make capital distributions.

Finally, our estimated regulatory capital ratios, liquidity metrics, and related components are based on our current interpretation, expectations and understanding of the applicable rules and are subject to, among other things, ongoing regulatory review, regulatory approval of certain statistical models, additional refinements, modifications or enhancements (whether required or otherwise) to our models, and further implementation guidance. Any modifications resulting from these ongoing reviews or the continued implementation of the U.S. capital rules, the LCR and related amendments could result in changes in our risk weighted assets, capital components, liquidity inflows and outflows, HQLA, or other elements involved in the calculation of these measures, which could negatively impact these ratios. Further, because operational risk is measured based not only upon our historical operational loss experience but also upon ongoing events in the banking industry generally, our level of operational risk-weighted assets could significantly increase or otherwise remain elevated for the foreseeable future and may potentially be subject to significant volatility, negatively impacting our capital and liquidity ratios. The uncertainty caused by these factors could ultimately impact our ability to meet our goals, supervisory requirements, and regulatory standards.

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